1900 K Street, NW Washington, DC 20006-1110 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com

COREY F. ROSE

corey.rose@dechert.com +1 202 261 3314 Direct +1 261 261 3158 Fax

October 2, 2017

VIA EDGAR CORRESPONDENCE

Deborah O’Neal-Johnson

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, D.C. 20549-4644

Re:          Hartford Funds Master Fund (the “Registrant”) (SEC File No. 811-23232)

Dear Ms. O’Neal-Johnson:

We are writing in response to a comment you provided telephonically to me on September 15, 2017 with respect to Amendment No. 2 to the Registrant’s registration statement filed on August 9, 2017, relating to the Global Impact Master Portfolio (the “Portfolio”), a series of the Registrant. On behalf of the Registrant, we have reproduced your comment below and provided the Registrant’s response immediately thereafter. Capitalized terms have the meanings attributed to such terms in the registration statement.

1.	Comment:	Please explain supplementally why the information relating to the transfer agent was removed from the registration statement.

Response:

The transfer agent-related information was removed from the registration statement because no transfer agency services were being provided by Hartford Administrative Services Company to the Portfolio. As a master fund in a master-feeder structure, the Portfolio’s need for transfer agency services is very limited and such services are being provided by State Street Bank and Trust Company as sub-administrator to the extent necessary.

Should you have any questions, please feel free to contact me at (202) 261-3314.

Sincerely,

/s/ Corey F. Rose

Corey F. Rose

cc:	Lisa D. Zeises

John V. O’Hanlon